Exhibit 99.2

Prestige Wealth Inc. 盛德財富有限公司 89 Nexus Way, Camana Bay Grand Cayman, KY1-9009 Cayman Islands	D +852 3656 6054 / +852 3656 6073
E nathan.powell@ogier.com / rachel.huang@ogier.com

Reference: NMP/RYH/507656.00002

13 February 2025

Dear Sirs

Prestige Wealth Inc. 盛德財富有限公司 (the Company)

We have acted as Cayman Islands counsel to the Company in connection with the Company’s annual report on Form 20-F for the financial year ended 30 September 2024, including all amendments and supplements thereto (the Annual Report), as filed with the U.S. Securities and Exchange Commission (the Commission) under the United States Securities Act of 1933, as amended to date (the Act).

We hereby consent to the references to our firm’s name under the heading “Item 3. Key Information - D. Risk Factors - Risks Related to Our Ordinary Shares - You may face difficulties in effecting service of process, enforcing foreign judgments, or bringing actions against us or our directors and officers named in this Annual Report based on foreign laws.” in the Annual Report. We also consent to the filing of this consent letter with the Commission as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This consent letter is addressed to you. This consent letter is limited to the matters detailed herein and is not to be read as an opinion or consent with respect to any other matter.

Yours faithfully

/s/ Ogier

Ogier

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen's Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Justin Davis Joanne Collett Dennis Li	Cecilia Li** Rachel Huang** Yuki Yan** Florence Chan*‡ Richard Bennett**‡ James Bergstrom‡ Marcus Leese‡	* admitted in New Zealand ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong